


03001901

BP 3/3

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2003

SEC FILE NUMBER
8- 53161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Maia Securities, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

17800 Castleton Street, Suite 105
(No. and Street)

City of Industry,　　　　　　　　**California**　　　　　　　**91746**
　　　(City)　　　　　　　　　　　　　　(State)　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James K. Tien　　　　　　　　　　　　　　　　　　**626-581-7658**
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – if individual, state last, first, middle name)

10680 W. Pico Boulevard, Suite 260　　　**Los Angeles, California**　　　**90064**
　　(Address)　　　　　　　　　　　(City)　　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
~~THOMSON FINANCIAL~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __James K. Tien_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Maia Securities, Inc._____ , as

of __December 31,_____ , 20__02__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

__None_____

_____
Signature

_____C. G. O._____
Title

_____ 02/24/03
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

Maia Securities, Inc.
17800 Castleton St., #105
City of Industry, CA 91748

CONTENTS

PART I

Report of Independent Accountant	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7

SUPPLEMENTARY INFORMATION

Schedule of Operating Expenses	8
Computation of Net Capital Pursuant to Rule 15c3-1	9-10

PART II

Statement of Internal Control	11-12



ELIZABETH CERTIFIED
          PUBLIC
TRACTENBERG ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Maia Securities, Inc.
City of Industry, California

I have audited the accompanying statement of financial condition of Maia Securities, iIc.as of December 31, 2002 and related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Maia Securities, Inc's. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Maia securities, inc. as of December 31, 2002 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 17, 2003

1

MAIA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalent	$	26,490
Commissions receivable		32,826
Clearing broker deposit		50,000
Prepaid expenses		2,876
Furniture and fixtures net of depreciation of $7,231		25,427
TOTAL ASSETS	$	137,619

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	6,607
Commissions payable		32,346
TOTAL LIABILITIES		38,953

SHAREHOLDERS' EQUITY

Common stock ($30.82 par value, 100,000 shares authorized and issued; 1,000 shares outstanding)	$	30,819	
Paid-in capital		57,765	
Retained earnings		10,082	98,666
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	137,619

See Accompanying Notes to Financial Statements

2

MAIA SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES

Commissions	$	781,393
Other income		29,363
Interest income		5,888
TOTAL REVENUES		816,644
OPERATING EXPENSES - see page 8		817,008
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(364)
INCOME TAX PROVISION		800
NET LOSS	$	(1,164)

See Accompanying Notes to Financial Statements

3

MAIA SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	1,000	$ 30,819	$ 57,765	$ 11,246	$ 99,830
Net Income (Loss)				(1,164)	(1,164)
Balance, December 31, 2002	1,000	$ 30,819	$ 57,765	$ 10,082	$ 98,666

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Net loss	$	(1,164)
Depreciation and amortization		5,005
Changes in operating assets and liabilities:		
Commissions receivable		1,094
Prepaid expenses		(2,520)
Accounts payable and accrued liabilities		(151)
Commissions payable		9,233
Net cash provided in operating activities		11,497
Cash Flows from Investing Activities:		
Purchase of equipment		(4,695)
Total cash flows for investing activities		(4,695)
Cash Flows from Financing Activities:		
Contribution of capital		0
Net increase in cash		6,802
Cash at beginning of year		19,688
Cash at end of year	$	26,490

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	3,320

See Accompanying Notes to Financial Statements

5

MAIA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Maia Securities, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of October 1, 2001. The Company was incorporated February 9, 2001 under the laws of the State of California, and is a member of the National Association of Securities Dealers, Inc. (NASD).

The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in the bank and all short-term debt securities purchased with a maturity of three months or less. The Company has no bank deposits in excess of federally insured limits of $100,000.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 3 to 7 years.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 4 - Provision for Income Taxes

The Company's fiscal year ends December 31, 2002. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Note 5 - Commitments

The future minimum annual aggregate lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follow:

2003	$ 35,172

Rental expense for the year was $32,466 .

Note 6 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



CERTIFIED
PUBLIC
ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Maia Securitties, Inc.
Beverly Hills, California

My report on my audit of the basic financial statements of Maia Securitties, Inc. for December 31, 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 17, 2003

MAIA SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING EXPENSES

Advertising and marketing	$ 15,834
Clearance fees	353,468
Commissions	265,238
Data processing and access fees	40,741
Depreciation and amortization	5,005
Insurance	7,563
Legal and professional fees	4,988
Miscellaneous expenses	23,477
Office expenses	3,388
Rent and parking	32,467
Salaries., wages and related expenses	60,348
Telephone	4,491
Total Operating Expenses	$ 817,008

See Accompanying Notes to Financial Statements

8

MAIA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	98,666
Nonallowable assets		(29,471)
NET CAPITAL	$	69,195

COMPUTATION OF NET CAPITAL REQUIREMENTS
Minimum net aggregate indebtedness -

6-2/3% of net aggregate indebtedness	$	2,597
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	64,195
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	65,300

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	38,953
Percentage of aggregate indebtedness to net capital		56%

The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	70,363
VARIANCE -		
Petty cash - treated as non-allowable		(1,168)
NET CAPITAL PER AUDITED REPORT	$	69,195

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2002

NON-ALLOWABLE ASSETS

Petty cash	$	1,168
Prepaid expenses		2,876
Furniture and fixtures net of depreciation of $7,231		25,427
	$	29,471

PART II

MAIA SECURITTIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002



ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Maia Securitties, Inc.
City of Industry, California

In planning and performing my audit of the financial statements of Maia Securitties, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

11

Board of Directors
Maia Securitties, Inc.
City of Industry, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of July 31, 2002 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2002 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 17, 2003